Exhibit 99.1

Innocoll Holdings plc Announces First Quarter 2016 Financial and Operating Results and
Provides Corporate Update

ATHLONE, Ireland, May 31, 2016 -- Innocoll Holdings plc (Nasdaq: INNL), a global, specialty pharmaceutical company with late stage development programs targeting areas of significant unmet medical need, announced financial and operating results for the three months ended March 31, 2016. We manufacture and supply a range of pharmaceutical products and medical devices using our proprietary collagen-based biodegradable and fully bioresorbable technology platform.

“2016 is off to a momentous start for Innocoll with the achievement of several important and exciting milestones.” said Tony Zook, Chief Executive Officer of Innocoll. “Last week, we reported that both of our Phase 3 studies for XARACOLL met their primary endpoint for the reduction of post-operative pain. Furthermore, both trials demonstrated that XARACOLL significantly lowers total opioid consumption. In light of this positive data, we plan to submit an NDA to the U.S. Food and Drug Administration (FDA). The results provide validation for our collagen technology and indicate strong promise for our pipeline. We expect to deliver Phase 3 results for COGENZIA later this year, and COLLAGUARD is undergoing two small non-clinical studies and we plan on filing an IDE package later this year. Additionally, we have attracted strong commercial and technical talent to prepare the company for an anticipated commercial launch in late 2017. In March, the company re-domiciled to Ireland, and we transitioned Innocoll’s NASDAQ listing from ADSs to ordinary shares. In another achievement related to the expansion of our manufacturing facility in Saal, Germany, after a thorough review of our new laboratories and expanded manufacturing facility, we anticipate a positive recommendation for approval of the laboratories from the Upper Bavarian Field Inspectorate. We also received an extension of our GMP compliance certificate. Innocoll remains on track to transition successfully into a commercial stage company.”

First Quarter 2016 and Recent Highlights

•	XARACOLL’s highly statistically significant results make it the first long-acting, opioid-sparing, local analgesic to meet primary endpoints of Phase 3 clinical trials in hernia repair, a highly painful and commonly performed surgery. The data supports an on-schedule NDA filing this year. The results validate the Innocoll technology platform, and we are on schedule to deliver COGENZIA top-line data by Q3 or early Q4.
•	Completed re-domiciliation on March 16th to become an Irish-incorporated company, Innocoll Holdings plc. The move facilitates access to the financial market and reduces operating costs compared to operating under German Corporate law. As part of the process, we converted our accounting from IFRS to U.S. GAAP and the functional currency from Euro to U.S. dollars. All financial information will now be reported under U.S. GAAP and U.S. dollar, and detailed schedules are available as part of our 6-K filing schedules.
•	Transitioned NASDAQ listing via the exchange of ADSs of the company’s predecessor, Innocoll AG, for ordinary shares of Innocoll Holdings plc, listed directly on NASDAQ under the same “INNL” trading symbol.
•	Secured availability of the second tranche of €10 million from the European Investment Bank (EIB) as we achieved the criteria of delivering against the primary end point of the XARACOLL Phase 3 clinical studies. The planned drawdown will add to our current cash position, extending our cash runway towards the COGENZIA data read-out.
•	Appointed Lesley Russell, MBChB, MRCP as Chief Medical Officer, to manage all development programs as well as medical and regulatory affairs for the company.
•	Completed Quality Control Laboratories at our Saal, Germany, Operation, which underwent a comprehensive Good Laboratory Practice (GLP) compliance inspection by the government of Upper Bavaria, Germany. The close-out of the inspection finding yielded no significant observations and we anticipate a positive approval in writing within the next few weeks. A progress update and walk-through of the new manufacturing operation were conducted, which resulted in the successful extension of our GMP certification. Further reviews are expected by year-end, including a pre-approval inspection by the FDA after submission of the XARACOLL NDA.

Clinical Program Update

XARACOLL®

•	Two U.S. Phase 3 trials, MATRIX-1 and MATRIX-2, demonstrated that XARACOLL 300 mg met the primary endpoint of reduction of 24-hour Summed Pain Intensity (SPI) in patients after abdominal hernia repair surgery. For secondary endpoints of SPI48 and SPI72, the pooled data of the two studies were statistically significant, although neither individual study achieved statistical significance for SPI72. MATRIX-2 achieved a statistically significant result (p=0.0270) for SPI48, while MATRIX-1 trended toward, but did not achieve statistical significance (p=0.0568). The MATRIX studies also looked at multiple opioid-sparing secondary endpoints. Both trials demonstrated with statistical significance that XARACOLL reduces total opioid consumption and increases the time prior to the first use of opioids. XARACOLL was well tolerated; the incidence of adverse events was similar to placebo. In light of the positive data, Innocoll plans to submit a new drug application (NDA) to the FDA later this year.

COGENZIA®

•	Patients continue to be recruited and dosed in two identical Phase 3 trials, one in the U.S. (COACT-1) and the second in the U.S. and Europe (COACT-2), to evaluate the safety and efficacy of topical gentamicin administered via a collagen matrix in patients with diabetic foot infections. The studies will wind down the recruitment in the next few weeks. Top line data from these studies are anticipated to be available in the third quarter or early fourth quarter of 2016, followed closely by an NDA submission. COGENZIA’s QIDP designation provides potential eligibility for Fast Track priority review by the FDA.

COLLAGUARD®

•	Two small non-clinical studies, an infectivity study and a burst study, have been initiated as agreed upon with the FDA. Both studies are anticipated to be completed and results reported prior to the filing of a full IDE package later this year, with the Pilot (Feasibility) Clinical Study to be initiated immediately thereafter, upon availability of resources.

First Quarter 2016 Financial Results

Following the European cross-border merger by acquisition between Innocoll Holdings plc and Innocoll AG, with Innocoll Holdings plc surviving the merger, the company retroactively transitioned from IFRS to U.S. GAAP on a pro forma basis, as of January 1, 2016. Prior to January 1, 2016, the Company's functional currency was the Euro. Having assessed its functional currency the company, as of January 1, 2016, changed its currency from the Euro to the U.S. dollar. The change in functional currency is accounted for prospectively from January 1, 2016.

We expect that these changes will provide further transparency of our financial statements going forward. We also anticipate that beginning on January 1, 2017, we will begin to file our reports with the Securities and Exchange Commission in accordance with the rules applicable to domestic U.S. issuers.

Net Loss Available to Ordinary Shareholders: Innocoll Holdings plc reported a net loss attributable to its ordinary shares of $23.1 million, or $0.97 per share of Innocoll Holdings plc, for the first quarter of 2016, compared to a loss of $6.3 million, or $0.32 per share of Innocoll Holdings plc, for the first quarter of 2015.

Non-GAAP diluted loss excluding nonrecurring items was $21.2 million or $0.90 per share of Innocoll Holdings plc, for the first quarter of 2016, compared to a loss of $2.3 million or $0.11 per share of Innocoll AG, for the first quarter of 2015.

The number of ordinary shares outstanding increased from 20.1 million in the first quarter of 2015 to 23.7 million in the first quarter of 2016, primarily as a result of Innocoll Holdings plc’s follow-on public offering in the second quarter of 2015.

Revenues: Revenues were $1.6 million for the first quarter of 2016 as compared to $0.7 million in the first quarter of 2015. This increase was primarily due to an increase in sales to EUSA Pharma of CollatampG, our gentamicin implant for the treatment and prevention of post-surgical infection following the stabilization of the EUSA Pharma business following the transfer from Jazz Pharmaceuticals.

Research and Development (R&D) Expenses: R&D expenses were $15.0 million for the first quarter of 2016 as compared to $5.4 million for the first quarter of 2015. R&D expenses in the first quarter of 2016 included $14.0 million in external clinical research expenses, which was primarily driven by the ramp-up of our Phase 3 XARACOLL and COGENZIA efficacy trials. R&D expenses are expected to decrease significantly in the future as the company finalizes the XaraColl and concludes the Cogenzia clinical studies.

General and Administrative (G&A) Expenses: G&A expenses were $7.4 million for the first quarter of 2016 as compared to $3.4 million for the first quarter of 2015. Excluding stock-based compensation charges, G&A expenses for the first quarter of 2016 were $5.5 million as compared to $2.5 million for the first quarter of 2015. The increase in G&A, excluding stock-based compensation, was primarily due to costs of $2.2 million related to the re-domiciliation of the company to Ireland with the balance relating to our continued infrastructure build-out to support clinical programs, initiation of our pre-commercialization investment and expenses related to the company’s re-domiciliation to Ireland which was consummated in the first quarter of 2016.

Other (Expense)/Income: Other expense was $0.7 million for the first quarter of 2016 as compared to other income of $3.3 million for the first quarter of 2015. Other expense in the first quarter of 2016 consisted primarily of interest on the company's existing loan with the European Investment Bank (EIB), as well as foreign exchange gains or losses and fair value expense of investor options outstanding. Other income in the first quarter of 2015 consisted primarily of $6.5 million in foreign exchange gains, partially offset by $3.2 million fair value expense of investor options outstanding.

Cash Position

As of March 31, 2016, cash and cash equivalents totalled $22.8 million compared to $42.2 million as of December 31, 2015. In addition to the cash balance, we have available to us the second tranche of €10 million from the European Investment Bank (EIB) as a result of our achievement of the primary end point of the XARACOLL studies as provided for in the finance contract with the EIB. The drawdown process is already in place and should be available to us shortly.

We expect that our rate of expenses will decrease significantly following the completion of our pivotal studies for XaraColl, as our clinical studies for COGENZIA come to a conclusion, and as we complete the expansion of our Saal, Germany manufacturing facility.

As previously noted, we will execute on alternative financing vehicles to fund anticipated XARACOLL pre-commercialization expenses until its New Drug Application is approved, as well as for other strategic initiatives and for general corporate purposes.

For further financial information for the quarter ended March 31, 2016, please refer to the financial statements appearing at the end of this release.

Conference Call

Innocoll management will host a conference call today at 4:30 p.m. EDT to discuss first quarter financial results and provide a business update.

To participate in the conference call, please dial 877-407-4018 (domestic) or 201-689-8471 (international) and ask for the "Innocoll first quarter financial results conference call." A live webcast of the call can be accessed under "Events and Presentations" in the News & Investors section of the Company's website at www.innocoll.com.

An archived webcast recording and telephone replay will be available on the Innocoll website beginning approximately two hours after the call. To access the telephone replay, please dial 877-870-5176 for domestic callers or 858-384-5517 for international callers and entering the conference code: 13637980. The telephone replay will be available until 11:59 p.m. EDT on June 3, 2016.

About Innocoll Holdings plc

Innocoll is a global, commercial-stage, specialty pharmaceutical company that is dedicated to engineering better medicines to help patients get better. Our proprietary, biocompatible, and biodegradable collagen products are precision-engineered for targeted use. Applied locally to wound and/or surgery sites, they are designed to provide a range of benefits. The company's late stage product pipeline is focused on addressing a number of large unmet medical needs, including: XARACOLL for the treatment of postoperative pain; INL-002, a gentamicin-collagen topical matrix for the adjuvant treatment of diabetic foot infections; and INL-003, a barrier for the prevention of post-surgical adhesions.

Our currently approved products include: COLLAGUARD® (ex-US), COLLATAMP® G, SEPTOCOLL® E, REGENEPRO®, COLLACARE®, COLLEXA®, and ZORPREVA®, some of which are sold globally through strategic partnerships, including those with Takeda, EUSA Pharma, Biomet 3i and Biomet. All of our native collagen products—from extraction/purification of type-1 collagen through final delivery form—are manufactured at our certified, integrated plant in Saal, Germany.

For more information, please visit www.innocoll.com.

CollaRx®, Collatamp®, COLLAGUARD®, Collieva®, CollaCare®, Collexa®, COGENZIA® LidoColl®, LiquiColl®, and XARACOLL® are registered trademarks, and CollaPress™, DermaSil™, Durieva™, and Zorpreva™ are trademarks of the company.

Use of Non-GAAP Financial Measures

This press release includes certain numerical measures that are or may be considered “non-GAAP financial measures” under the SEC’s Regulation G. “GAAP” refers to generally accepted accounting principles in the United States. The reconciliations of such measures to the most comparable GAAP figures, in accordance with Regulation G, are included herein.

To supplement our unaudited consolidated financial statements prepared in accordance with U.S. GAAP, we disclose certain non-GAAP, financial measures. We define adjusted non-GAAP earnings per share as basic and diluted earnings per share excluding share based payments, fair value expense or income on warrants outstanding and impairment charges or reversals. We believe adjusted non-GAAP earnings per share is meaningful to our investors to enhance their understanding of our financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense or income which may be settled through issuance of shares included in our authorized or contingent capital. We believe that non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of our operating performance and cash requirements. Disclosure in this press release of non-GAAP earnings per share, is intended as a supplemental measure of our performance. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit (loss) or any other performance measure derived in accordance with U.S. GAAP. Our presentation of adjusted earnings per share should not be construed to imply that our future results will be unaffected by unusual non-cash or non-recurring items.

Forward-looking Statements

Any statements in this press release about our ongoing development of XARACOLL and our other product candidates; our interpretation of the data and results from our MATRIX-1 and MATRIX-2 clinical trials; our plans for, and the expected timing of, our XARACOLL NDA submission with the FDA; our plans to develop and commercialize XARACOLL and its market potential; the potential therapeutic and other benefits of XARACOLL and our other product candidates, our expectations regarding future events, including statements regarding the therapeutic benefit, safety profile and commercial value of XARACOLL, plans and prospects, including statements about the development of our product candidates and the timing, conduct, enrollment and outcome of our clinical studies, the availability of data from those studies, our ability to sell any approved products, the risk that the FDA may not accept pooled data, plans and objectives for regulatory approval, and other statements containing the words "anticipate," "believe," "estimate," "expect," "intend," "goal," "may", "might," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. Such forward-looking statements involve substantial risks and uncertainties including, but not limited to, the risk that the FDA and foreign regulatory authorities may not agree with our interpretation of the data from our clinical trials of XARACOLL and may require us to conduct additional clinical trials; XARACOLL may not receive regulatory approval or be successfully commercialized, including as a result of the FDA's or other regulatory authorities' decisions regarding labeling and other matters that could affect its availability or commercial potential; our plans to develop and manufacture XARACOLL,our plans to develop and manufacture XaraColl, Cogenzia and our other product candidates; our ability to secure Fast Track priority review for COGENZIA; our ability to timely complete studies, and the timing of our ability to submit a full IDE package with the Pilot (Feasibility) Clinical Study for COLLAGUARD; the results of clinical trials for XaraColl, Cogenzia and our other product candidates; the timing of, and our ability to obtain, regulatory approval of XaraColl, Cogenzia and our other product candidates; the timing of our anticipated launches of XaraColl, Cogenzia and our other product candidates; the size and growth of the potential markets for XaraColl, Cogenzia and our other product candidates and our ability to serve those markets; our manufacturing and marketing capabilities; the timing of, and our ability to obtain, regulatory approvals for the expansion of our manufacturing facility; regulatory developments in the United States and foreign countries; our ability to obtain and maintain the scope, duration and protection of our intellectual property rights; statements concerning our corporate and tax domiciles and potential changes to them, including potential tax charges; the accuracy of our estimates regarding expenses and capital requirements; the loss of key scientific or management personnel; our ability to successfully manage the cost of goods sold in the event any of our products are approved for sales; our scientific approach and general development progress; the sufficiency of cash resources and need for additional financing, or other actions and factors discussed in the "Risk Factors" section of our Annual Report on Form 20-F for the year ended December 31, 2015, which is on file with the Securities and Exchange Commission. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. In addition, the forward-looking statements included in this press release represent our views as of the date of this release. We anticipate that subsequent events and developments will cause our views to change. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The scientific information discussed in this news release related to Innocoll's product candidates is preliminary and investigative. Such product candidates are not approved by the U.S. Food and Drug Administration, and no conclusions can or should be drawn regarding the safety or effectiveness of the product candidates.

Corporate:

Pepe Carmona

Chief Financial Officer

(215) 983-3362

pcarmona@innocoll.com

Jeannie Sorenson, M.D.

Vice President, Investor Relations

(314) 458-7355

jsorenson@innocoll.com

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

	Three	Three
	months	months
	ended	ended
	03/31/16	03/31/15

Thousands of US$ (except share and share data)	($'000)	($'000)

Revenue	$1,560	$694
Cost of sales	(1,711)	(1,538)
Gross loss	(151)	(844)
Research and development expenses	(14,969)	(5,371)
General and administrative expenses	(7,385)	(3,410)
Loss from operating activities - continuing operations	(22,505)	(9,625)
Other (expense) / income	(718)	3,313
Loss before income tax	(23,223)	(6,312)
Income tax	169	(35)
Loss for the period - all attributable to equity holders
of the company	(23,054)	(6,347)
Other comprehensive income:
Currency translation adjustment	117	(651)
Total comprehensive loss for the period	$(22,937)	$(6,998)
Basic and diluted loss per share	$(0.97)	$(0.32)

INNOCOLL HOLDINGS PLC

NON-GAAP NET EARNINGS (UNAUDITED)

	Three	Three
	months	months
	ended	ended
	03/31/16	03/31/15
Numerator for non-GAAP loss per share -Thousands of
US$ (except share and share data)	($'000)	($'000)

Net loss - basic	$(23,054)	$(6,347)
Share based payments	1,911	876
Fair value (gain)/expense on warrants	(99)	3,197
Non-GAAP net loss - basic and diluted	(21,242)	(2,274)
Denominator - number of shares:
Weighted-average shares outstanding - basic and diluted	23,661,908	20,128,323
Loss per share:
Basic and diluted	$(0.90)	$(0.11)

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at March 31, 2016 and December 31,2015

Thousands of US$	03/31/16	12/31/15
	(unaudited)
	($'000)	($'000)
Assets	$	$
Current assets
Cash and cash equivalents	22,743	42,186
Trade and other receivables	4,953	4,567
Inventories	1,888	1,808
Deferred taxation	67	-
Total current assets	29,651	48,561
Property, plant and equipment	6,585	4,199
Total non-current assets	6,585	4,199
Total assets	36,236	52,760
Liabilities
Current liabilities
Trade and other payables	18,200	14,411
Deferred income	1,964	2,219
Current taxes payable	126	20
Deferred taxation	-	263
Total current liabilities	20,290	16,913
Interest bearing loans and borrowings	17,618	16,400
Warrant liability	11,399	11,498
Defined benefit pension liability	51	49
Total non-current liabilities	29,068	27,947
Total liabilities	49,358	44,860
Equity
Share capital	264	1,943
Additional paid -in capital	176,974	173,353
Treasury shares	(27)	-
Currency translation reserve	(1,127)	(1,244)
Accumulated deficit	(189,206)	(166,152)
Total equity attributable to equity holders of the company	(13,122)	7,900
Total equity and liabilities	36,236	52,760

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three	Three
	months	months
	ended	ended
Thousands of US$	03/31/16	03/31/15
	($'000)	($'000)
Operating activities loss for the period	$(23,054)	$(6,347)
Adjustments for:
Other (expense) /income	718	(3,313)
Income tax (credit) / expense	(169)	35
Loss on the sale of fixed assets	-	1
Non-cash items
Depreciation/impairment of property, plant & equipment	95	83
Share based payment	1,911	876
Foreign exchange gains	(101)	(159)
Operating cash outflows before movements in working capital	(20,600)	(8,824)
(Increase)/decrease in inventory	(80)	196
Increase in trade and other receivables	(386)	(1,982)
Increase in trade and other payables	3,789	114
(Decrease)/increase in deferred income and defined benefit pension liability	(253)	319
Income taxes paid	(56)	(38)
Net cash used in operating activities	(17,586)	(10,215)
Cash flows from investing activities:
Purchases of property, plant and equipment	(2,415)	(137)
Interest received	7	28
Net cash used in investing activities:	(2,408)	(109)
Cash inflows from financing activities:
Proceeds from issue of shares	3	-
Net cash inflows from financing activities	3	-
Net decrease in cash and cash equivalents	(19,991)	(10,324)
Cash and cash equivalents at the beginning of the period	42,186	55,382
Effect of foreign exchange rate changes	548	520
Cash and cash equivalents at the end of the period	$22,743	$45,578

INNOCOLL HOLDINGS PLC

RECONCILIATION OF NON-GAAP NET LOSS TO NEAREST COMPARABLE GAAP MEASURE

	Three	Three
	months	months
	ended	ended
	03/31/16	03/31/15
Thousands of
US$	($'000)	($'000)

Net loss attributable to equity holders of the company	$(23,054)	$(6,347)
Share based payments	1,911	876
Fair value (gain)/expense on warrants	(99)	3,197
Non-GAAP net loss	(21,242)	(2,274)